EXHIBIT 99.1

Telkom SA Limited
(Registration number: 1991/005476/06)
(ISIN number: ZAE000044897)
JSE and NYSE share code: TKG
("Telkom" or "the Company")

Announcement to Shareholders

As was stated in the Company’s announcement on 28 November 2007, the Company continues to review its mobile strategy and is pursuing all options to enhance the Company’s strategic positioning and service delivery in the converging fixed-mobile telecommunications industry.

Telkom’s shareholders are informed that while conducting the review, Telkom has received a non-binding expression of interest from Oger Telecom Limited ("Oger").

While Telkom is not presently in discussions with Oger, the Board of Telkom will consider the Oger approach along with other alternatives as part of the review.

Telkom will, in due course, communicate to its shareholders the outcome of the review.

22 January 2008
Pretoria